

Ministry of Finance	**Mailing Address:**	**Location:**
Corporate and Personal	PO BOX 9431 Stn Prov Govt.	2nd Floor - 940 Blanshard St.
Property Registries	Victoria BC V8W 9V3	Victoria BC
www.corporateonline.gov.bc.ca		250 356-8626

Transition Application

FORM 43
BUSINESS CORPORATIONS ACT
Section 437

FILING DETAILS:	*Transition Application for:* **DEREK OIL & GAS CORPORATION**
Filed Date and Time:	**January 12, 2005 04:08 PM Pacific Time**
Transition Date and Time:	**Transitioned on January 12, 2005 04:08 PM Pacific Time**

TRANSITION APPLICATION

This confirms there has been filed with the registrar all records necessary to ensure that the information in the corporate registry respecting the directors of the company is, immediately before the transition application is submitted to the registrar for filing, correct.

Incorporation Number:

BC0231573

Name of Company:

DEREK OIL & GAS CORPORATION

NOTICE OF ARTICLES

Name of Company:

DEREK OIL & GAS CORPORATION

REGISTERED OFFICE INFORMATION

Mailing Address:
#1710 - 1177 W HASTINGS ST
VANCOUVER BC V6E 2L3
CANADA

Delivery Address:
#1710 - 1177 W HASTINGS ST
VANCOUVER BC V6E 2L3
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
#1710 - 1177 W HASTINGS ST
VANCOUVER BC V6E 2L3
CANADA

Delivery Address:
#1710 - 1177 W HASTINGS ST
VANCOUVER BC V6E 2L3
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
BOSWELL, W. PATRICK

Mailing Address:
8043 CHARDIE RD SW
CALGARY AB T2J5L7

Delivery Address:
8043 CHARDIE RD SW
CALGARY AB T2J5L7

Last Name, First Name, Middle Name:
BYRD, EDWARD G.

Mailing Address:
6228 SUMMIT AVENUE
WEST VANCOUVER BC V7W1Y4

Delivery Address:
6228 SUMMIT AVENUE
WEST VANCOUVER BC V7W1Y4

Last Name, First Name, Middle Name:
EHRL, BARRY C.J.

Mailing Address:
51 9111 NO 5 ROAD
RICHMOND BC V7A4N3

Delivery Address:
51 9111 NO 5 ROAD
RICHMOND BC V7A4N3

Last Name, First Name, Middle Name:
LUSH, JOHN F.P.

Mailing Address:
PETROVAL SA 84 AVENUE
LOUIS CASAI
COINTRIN GENEVA SWITZERLAND CH1216

Delivery Address:
PETROVAL SA 84 AVENUE
LOUIS CASAI
COINTRIN GENEVA SWITZERLAND CH1216

Last Name, First Name, Middle Name:
STEVENS, ALAN H.

Mailing Address:
126 LA FLORICITA
PISMO BEACH CA 93449
UNITED STATES

Delivery Address:
126 LA FLORICITA
PISMO BEACH CA 93449
UNITED STATES

PRE-EXISTING COMPANY PROVISIONS

The Pre-existing Company Provisions apply to this company.

AUTHORIZED SHARE STRUCTURE

1.	100,000,000	COMMON Shares	Without Par Value
			Without Special Rights or Restrictions attached